SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN*
(Full Title of Plan)

*Formerly known as First Tennessee National Corporation Savings Plan and Trust

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Index to Financial Statements and Supplemental Schedule

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits,
Year ended December 31, 2007	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2007	10

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

KPMG LLP Suite 900, Morgan Keegan Tower Fifty North Front Street Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Pension, Savings and Flexible Compensation Committee of
First Horizon National Corporation:

We have audited the accompanying statements of net assets available for benefits of First Horizon National Corporation Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

Memphis, Tennessee
June 27, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments - at fair value:
First Horizon National Corporation, common stock	$143,373,348	$316,456,427
Mutual funds	321,745,623	304,413,377
Money market funds	38,577,410	36,567,816
Stable value funds (common/collective trust)	27,441,799	26,306,392
Participant loans	17,586,047	17,242,722
Segregated participant investments	2,049,725	2,053,415
Total investments - at fair value	550,773,952	703,040,149

Adjustment to contract value from fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	192,609	573,996
Total investments	550,966,561	703,614,145
Cash	1,146,368	1,481,908
Receivables:
Employee contributions	862,232	668,708
Employer contributions	375,124	427,947
Interest	4,533	4,256
Dividends	3,222,577	3,441,928
Due from broker	1,289,244	1,408,195
Total receivables	5,753,710	5,951,034

Total assets	557,866,639	711,047,087

Liabilities:
Loans payable	107,402	145,768
Income taxes payable	101,325	32,037
Due to broker	332,109	277,118
Other liabilities	274,667	313,447

Total liabilities	815,503	768,370
Net assets available for benefits	$557,051,136	$710,278,717

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

2007
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(178,626,284)
Interest income	1,218,262
Dividend income	42,068,876
Total investment loss	(135,339,146)
Contributions:
Participants	41,954,151
Employer	17,333,116
Rollovers	2,634,100
Total contributions	61,921,367
Total additions	(73,417,779)
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	78,941,432
Administrative expenses	868,370
Total deductions	79,809,802
Net decrease	(153,227,581)
Net assets available for benefits:
Beginning of year	710,278,717
End of year	$557,051,136

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(1)    Plan Description

The following description of First Horizon National Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the Company) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee. Charles Schwab Trust Company began serving as trustee of the Plan on June 11, 2007, prior to that date Nationwide Trust Company, FSB (NTC) was the trustee. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the boundaries of investment options available to active participants and defer payment of benefits. These accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. The 401(k) Company serves as record keeper of the Plan.

(a)   Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 100% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make pre-tax contributions (from 1% to 90% of eligible pay) and after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

The Company makes two types of contributions on behalf of participants to the Plan – Company matching contributions and Company savings contributions. After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in the First Horizon National Corporation Stock Fund (ESOP), except First Horizon Home Loan Corporation (FHHLC) participants. FHHLC participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in any of the investment options.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. All Company contributions, and allocated earnings or losses thereon, are 100% vested.

(b)   Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and profit sharing contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of stock. Also, annually, a participant may request a withdrawal of certain contributions invested in the ESOP in the form of Company stock.

(c)   Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings, and is charged with an allocation of asset management fees, Plan losses and certain other recordkeeping expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)   Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate at the time of the participant’s request of the loan. Principal and interest is paid ratably through payroll deductions. Up to three loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(2)   Summary of Significant Accounting Policies

(a)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)   Change in Presentation

In December 2005, the Financial Accounting Standards Board (FSAB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). This FSP requires investments in benefit-responsive investment contracts be presented at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a common/collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $192,609 and $573,996 as of December 31, 2007 and 2006, respectively.

(c)   Investment Valuation and Income Recognition

Investments in mutual funds and the money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the common/collective trust (stable value fund) is stated at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. Loans to participants are stated at the unpaid principal balance, which the Plan’s management believes approximates fair value.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

(d)   Contributions

Participant and Employer contributions are recognized when earned. Rollovers are recognized when approved by the Plan Sponsor.

(e)   Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

(f)   Administrative Expenses

Administrative expenses are recognized when incurred.

(g)   Recent Accounting Pronouncements

The Plan adopted the Financial Accounting Standards Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS 157 for its plan year beginning January 1, 2008. The Plan is currently evaluating the impact of the provisions of SFAS 157 on its plan financial statements.

(3)   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(4)   Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC.

The income tax payable of $101,325 and $32,037 as of December 31, 2007 and 2006, respectively, represents participant taxes for early withdrawal. These taxes are withheld by the Plan Sponsor on behalf of the participant and remitted to the IRS.

(5)   Related Party Transactions

Transactions related to the FHNC common stock qualify as party-in-interest transactions.

(6)   Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006

First Horizon National Corporation – Common Stock	$143,374,945	$316,456,427
Royce Premier Fund	65,314,195	67,646,142
Dodge & Cox Balanced Fund	64,594,391	64,804,737
Harbor Fund International Fund	76,101,571	58,264,756
Goldman Sachs Structured US Equity	43,084,070	47,778,320
Goldman Sachs Financial Square	38,347,916	36,516,799
Vanguard 500 Index Fund - Admiral	38,098,212	35,798,434

For the period ended December 31, 2007, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $178,626,284, as follows:

2007

First Horizon National Corporation – Common Stock	$(177,601,766)
Mutual Funds	(1,098,442)
Segregated Participant Investments	73,924
$(178,626,284)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(7)   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$557,051,136	$710,278,717
Less: Increase in benefits payable	1,545,840	35,074
Adjustment to contract value	192,609	573,996
Net assets available for benefits per the Form 5500	$555,312,687	$709,669,647

The above increase in benefits payable is recorded as a liability in the Plan’s Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of benefits paid to participants and investment income per the financial statements to the Form 5500 for the year ended December 31, 2007:

2007

Benefits paid to participants per the financial statements	$78,941,432
Less: accrual for prior year	(35,074)
Add: accrual for current year	1,545,840
Benefits paid to participants per the Form 5500	$80,452,198

2007

Total investment loss per the financial statements	$(135,339,146)
Add: adjustment to contract value – prior year	573,996
Less: adjustment to contract value – current year	(192,609)
Total investment loss per the Form 5500	$(134,957,759)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2007

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	value

	Federated Capital Reserves	Money market fund	$229,494
	Goldman Sachs Financial Square	Money market fund	38,347,916

	Amvescap National Trust Company	Common collective trust - stable value fund	27,634,408

	Barclays Global Life Path Index 2010 Fund	Mutual fund	517,607
	Barclays Global Life Path Index 2015 Fund	Mutual fund	537,031
	Barclays Global Life Path Index 2020 Fund	Mutual fund	415,519
	Barclays Global Life Path Index 2025 Fund	Mutual fund	399,357
	Barclays Global Life Path Index 2030 Fund	Mutual fund	421,209
	Barclays Global Life Path Index 2035 Fund	Mutual fund	86,200
	Barclays Global Life Path Index 2040 Fund	Mutual fund	424,396
	Barclays Global Life Path Index 2045 Fund	Mutual fund	171,595
	Barclays Global Life Path Index Retirement	Mutual fund	174,543
	Dodge & Cox Balanced Fund	Mutual fund	64,594,391
	Goldman Sachs Core Fixed Income/Inst	Mutual fund	22,134,739
	Goldman Sachs Structured Small Cap Equity	Mutual fund	12
	Goldman Sachs Structured US Equity	Mutual fund	43,084,070
	Harbor Fund International Fund	Mutual fund	76,101,571
	Old Mutual Copper Rock Emerging Growth	Mutual fund	9,270,976
	Royce Premier Fund	Mutual fund	65,314,195
	Vanguard 500 Index Fund - Admiral	Mutual fund	38,098,212

*	First Horizon National Corporation	First Horizon National Corporation
		Common stock fund, 7,899,358 shares	143,373,348

*	Various participants	Loan fund, interest rates ranging from 4.0% to 9.5% with
		varying maturity dates through 2016, collateralized by
		participants' right, title and interest in and to the Plan	17,586,047

	Segregated participant investments

	Fidelity Inst'l Govt Portfolio	Money market fund	624,701

	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	89,100
	Federal Home Loan Mortgage Corporation	U.S. government agency pool #182031, 10.0%, due 12/1/2010	47

	Cross A T Company	Corporate stock, 1000 shares	9,980
	Deltic Timber Corporation	Corporate stock, 571 shares	29,401
	JP Morgan Chase & Company	Corporate stock, 720 shares	31,428
	Merrill Lynch & Company, Inc.	Corporate stock, 6800 shares	295,240
	Miller Herman, Inc.	Corporate stock, 4000 shares	129,560
	Murphy Oil Corporation	Corporate stock, 8000 shares	678,720
	Parametric Technology Corporation	Corporate stock, 553 shares	9,871
	Supervalu, Inc.	Corporate stock, 4000 shares	150,080
*	First Horizon National Corporation	First Horizon National Corporation, 88 shares	1,597

			$550,966,561

* Indicates party-in-interest to the Plan.

See accompanying independent auditors’ report.

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.   Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Date: June 27, 2008	By:	/s/ KENNETH R. BOTTOMS
Kenneth R. Bottoms
Senior Vice President – Total Rewards and
Member of the Pension, Savings and
Flexible Compensation Committee

EXHIBIT INDEX

No.	Description
23	Consent of Independent Registered Public Accounting Firm